Filed by Constellation Energy Group, Inc.

(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

The following is a transcript of Constellation Energy’s Annual Meeting of Shareholders held on May 27, 2011, which includes remarks on the merger with Exelon.

* * * * *

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 5.Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * * * *

FINAL TRANSCRIPT

CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

Event Date/Time: May. 27. 2011 / 1:00PM GMT

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FINAL TRANSCRIPT

May. 27. 2011 / 1:00PM, CEG - Constellation Energy Group Inc Annual Meeting of Shareholders

CORPORATE PARTICIPANTS

Charlie Berardesco
Constellation Energy Group - SVP, General Counsel

Sean Klein
Constellation Energy Group - Assistant Secretary

Mayo Shattuck
Constellation Energy Group - Chairman, President, CEO

Jennifer Lowry
Constellation Energy Group - Treasurer

CONFERENCE CALL PARTICIPANTS

Phil Mizrak
- Shareholder

Yulid Lapidus
- Shareholder

William Schafer
- Shareholder

Jodie Landers
- Shareholder

Jerry Schmidt
- Shareholder

Monica Jones
- Shareholder

Terp Friedman
- Shareholder

Bill Crowley
- Shareholder

EJ Schafer
- Shareholder

PRESENTATION

Charlie Berardesco - *Constellation Energy Group - SVP, General Counsel*

Good morning, everybody. I am Charlie Berardesco. I am Senior Vice President, General Counsel and Corporate Secretary of Constellation Energy, and I would like to welcome you to our 2011 Annual Meeting of Shareholders.

I have been appointed to run the business portion of this meeting. Later you will have an opportunity to hear from Mayo Shattuck, our Chairman and CEO, and to ask questions.

We have, as we did last year, a table at the back of the room which is staffed by some of our HR personnel. They can answer questions you might have if you are a Constellation or BGE retiree. They will be available after the meeting as well.

I also want to welcome everyone who is listening in to this meeting via webcast. Please note that access to this webcast will be available after today from our website at constellation.com.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

Before we begin our meeting, let me remind you that our comments today may include forward-looking statements which are subject to certain risks and uncertainties. For a complete discussion of these risks we encourage you to read our documents on file with the SEC. Also, we will use non-GAAP financial measures during the meeting to help you understand our operating performance. We have included slides on our website that reconcile these non-GAAP measures to their comparable GAAP measures.

We will be discussing our pending merger with Exelon during this meeting. In connection with the merger you will — we will be mailing to our shareholders a joint proxy statement prospectus and other relevant documents. We urge investors to read the joint proxy statement prospectus and any other relevant documents when they become available because they will contain important information about Constellation, Exelon and the proposed merger.

In the audience today are senior officers of Constellation Energy. Each of them has a name tag like I do and they will be available after the meeting. Also present today is Robert Keon, who is the lead partner from PricewaterhouseCoopers, our independent auditors.

So let me go over a couple of rules for today’s meeting. A copy of the agenda for the meeting is — should be on your chair and we intend to follow that agenda. Items four through seven on the agenda each require a vote. We will discuss each item separately, but after we discuss all four items we will vote at the same time. If you have any questions or comments when these matters are considered, please raise your hand and I will recognize you.

So now I call the meeting to order. Jennifer Lowry, who is our Treasurer, has been appointed by the Board of Directors to be the Inspector for today. In that role she will supervise the counting of all the votes.

We will now move to the formal organization of the meeting. The Notice of the Annual Meeting of Shareholders was mailed to all shareholders beginning on April 15, 2011. This meeting was called to elect Directors for a one-year term, to ratify the appointment of Price Waterhouse Coopers as our independent registered public accounting firm for 2011, to hold an advisory vote to approve the compensation of our named executive officers as disclosed in this year’s proxy statement and to hold an advisory vote on the frequency of future advisory votes to approve compensation of our named executive officers.

The close of business on March 18, 2011 was fixed by the Board of Directors as the record date for determining shareholders entitled to vote at this meeting. The Inspector has determined that a quorum is present in person or by proxy and, therefore, we are ready to proceed with the meeting.

We will now move to the first item, which is the nomination if directors to serve for a one-year term and until their successors are elected and qualified. Sean Klein, who is our Assistant Secretary, will present the nominations for Directors.

Sean Klein—Constellation Energy Group—Assistant Secretary

I nominate the following individuals to serve as Directors for a one-year term until their successors have been elected and qualified, Yves de Balmann, Ann Berzin, James Brady, James Curtiss, Freman Hrabowski, Nancy Lampton, Robert Lawless, Mayo Shattuck, John Skolds, Michael Sullivan.

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

Thank you, Sean. I would also note that each of the Directors is present today and they have a name tag as well and they will be available after the meeting to speak with you. Is there a second for the motion? Thank you. Are there any comments? I therefore declare the nominations closed.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

We move to our next agenda item which is the ratification of the appointment of Price Waterhouse Coopers as our independent registered public accounting firm for 2011. Sean, would you present this proposal?

Sean Klein—Constellation Energy Group—Assistant Secretary

I move for the ratification of the appointment of Price Waterhouse Coopers to be the Company’s independent registered public accounting firm for 2011.

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

Is there a second?

Unidentified Participant

I second the motion.

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

Thank you. Are there any comments on that proposal? We will move on to the next item, which is the proposal to approve the compensation of our named executive officers. Sean, could you present this proposal?

Sean Klein—Constellation Energy Group—Assistant Secretary

I move to vote on the following non-binding advisory resolutions, resolve that the shareholders of Constellation Energy provide their advisory approval of the compensation of Constellation Energy’s named executive officers as disclosed in the compensation discussion and analysis, the compensation table and related notes and narratives contained in the proxy statement for Constellation Energy’s 2011 Annual Meeting of Shareholders.

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

Is there a second for this motion.

Unidentified Audience Member

I second the motion.

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

Any discussion? Thank you. And then we will move on to the final item to be voted on. Sean?

Sean Klein—Constellation Energy Group—Assistant Secretary

I move for a vote on the frequency of the advisory vote on the compensation of Constellation Energy’s named executive officers.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

Is there a second?

Unidentified Audience Member

I second the motion.

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

Thank you. Any comments? Very good, so we are now ready to vote. We are going to pass out ballots to people. Yes, sir?

Unidentified Audience Member

(inaudible question—microphone inaccessible) to vote?

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

We do. Absolutely you should vote, sir, absolutely. A quorum simply means that there is more than 50% of the shareholders of the Company that are actually either here or through proxy they are present. We don’t know how they voted. That just means they are present. Sorry, didn’t understand your question, sir.

Unidentified Audience Member

(inaudible question—microphone inaccessible)

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

Actually, I don’t know how they vote — people have voted, so I — you should go ahead and — if you haven’t voted I urge you to vote.

Unidentified Audience Member

(inaudible question—microphone inaccessible)

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

So we have ballots for people. If you have not already voted — if you have voted by proxy and sent your proxy in you don’t need to vote again today unless you want to change your vote. If you would like to change your vote or if you haven’t voted yet please raise your hand where you are sitting and people will bring you the ballot, one right down here. Okay, so those are all handed out? Great.

So what we are going to do is complete your ballot. Please raise your hand again and one of the persons will come by and pick the ballot up. But to continue along what I am going to do is declare that those ballots, once they are collected, that the polls are closed and that means everyone has voted.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

I would now like to introduce Mayo Shattuck, who is our Chairman, President and CEO. Mayo is going to give a talk. You will have an opportunity to ask questions of Mayo at the end of his talk.

A couple ground rules, if you would like to ask a question please raise your hand. Wait for the microphone because people are listening online. Please identify yourself, so state who you are when you ask the question. Try to keep your question as brief as possible so that way we can have as many people as possible ask questions. We will be happy to talk with you after the meeting on lengthier issues if you would like to. And again, if it’s a question about retirement benefits for our Constellation and BGE retirees, we have a table at the back of the room and they are better able to answer the questions for you. So, Mayo?

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Thank you, Charlie, and welcome, everyone. It’s — this is my 10th Annual Meeting and it’s a treat to see familiar faces, retirees in particular, employees and some of our retail shareholders that live in the area. It’s a delight that you can come out and hear a little bit of our story, which this year really has a couple different components to it.

I do want to spend a little bit of time talking about 2010, which was an exciting year for your Company, as well as a pending merger with Exelon, talk a little bit about the rationale for that and how we came to that conclusion, and then what does it mean for all of you as shareholders, which I know you are all keenly interested in.

So let me start talking a little bit about 2010. We have in the course of the last couple years been going through a transformation, and we have made a number of very important strategic moves during the course of time, but it was also important for us to keep our eye on the ball with respect to how we are performing in the current year.

And I am pleased to report that our adjusted EPS of $3.06 during the course of the year was in line with our straight expectations. We met our guidance and I think the investment community, broadly speaking, was satisfied that we were able to get a number of very key things done during the year while not compromising current performance.

Now, the exciting stuff was fulfilling the strategy that we had set out a couple years ago when we had a key need to add to the physical footprint of the Company, given we have a growing and very exciting expanding business in selling power, and gas and other products to customers around the country. It became important for us to balance those load obligations with more physical ownership of generation in the ground. And with that we set out to acquire a number of plants that helped match that footprint.

And here you can see that we have made a very large and significant move in this realm by adding 4,300 megawatts of new generation, and in particular a very large fleet in Massachusetts that constitutes a nice percentage of the generation footprint there. These are all gas plants. We have a very large load obligation in the New England area and these plants are really almost a perfect match for us. We believe we bought them at a very good price. This was about a $1.1 billion in acquisition cost and we believe very much at the low end of the cycle, so this is a very exciting aspect of the Company’s fulfillment of this generation plant.

In Texas we bought two plants and, as you may know, we have been expanding in Texas over the last few years and buying two plants in that, what’s called the ERCOT area, is an important addition, again, to balance our load obligations. We finished building the Hillabee plant that we have talked to you before in the past in Alabama. That plant is working very well and producing nicely for us.

And in Maryland we completed the Criterion wind project. And for those of you, particularly those here, everyone understands that Maryland amazingly was absent of any wind power, and we felt that it was important for the state, important for this Company to advance wind and we put up there 28 towers out on the western part of Maryland that generate 78 megawatts.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

And this is the first wind installation in Maryland, I think very important to the state’s goals with respect to meeting certain renewable portfolio standards over the course of the next decade. And this is a very exciting development and one that came on on budget, on time, and is working and is actually even — those windmills are even spinning a little bit more than we expected, so that’s very good news.

Now on the other side of the house, not the generation side, but the business that we think is so important to the future of energy companies is all about the customers. And we spent the last 10 years building out a very large and substantial customer-centered business, really ahead of most of our peers in the business. And this represented a few sort of what I would say milestone events.

The first is that we launched into the residential business. Now you all think of us as the leader in the commercial and industrial segment. We have 35,000 customers around the country. These are big important relationships, often multistate oriented and multiproduct oriented, but there is a very interesting phenomenon going on, and if you live here in Maryland you know what this is about is that people are waking up to the fact that they actually have a choice of providers. And so you can actually go out and you have seen the solicitation, choose someone else for your basic commodity.

Now here in Maryland it’s still going to be delivered through BGE, or Pepco or Allegheny, but you have a choice to choose the commodity, and if you can get a better price, good for you. You are still going to be connected to your local utility, but your commodity is coming through another source.

Now in Maryland in the last couple years the switching rate, those people who have made a choice to take advantage of these lower prices, has gone from practically zero to 20% of all residential households have now switched in Maryland. So this is a very interesting development where people are beginning to get the point of what their opportunities are, what we do on the Constellation side of the house, and people have begun to switch.

Now, interestingly enough that sort of S curve adoption rate in Pennsylvania is moving even faster. So there in Pennsylvania it is supported a little bit more by the broad incumbent utilities. The awareness is a little bit higher and that switching rate is already at 30%.

Now it’s in our view important that we get in front of this wave and actually appeal to the residential customer because in effect this is a bit of land grab is that this is an adoption cycle just like moving to cellular phones, whatever. People have a choice and over the course of the next several years people are really going to figure out that they are going to make that choice. And once it’s off into that realm, companies like ourselves have to pay attention to market shares and how to use scale to our advantage.

So we launched additionally in New Jersey at the very early stages. We then launched more recently in Illinois, very early stages of the adoption cycle, but this is exciting stuff and this sort of new residential market is a key ambition of ours.

And to that end, very recently and even after the announcement of our merger with Exelon we have announced first that we purchased MXenergy, along which comes 540,000 new residential customers in 50 states — 15 states, very exciting acquisition for us, a combination of electric and gas customers, but combined with an acquisition that we are announcing this morning, called StarTex. And that company has about 170,000 residential customers in Texas.

We are very close to our target goal this year of getting close to a million residential customers in our portfolio, expanding in this business in a very rapid fashion and one that is just a great complement to the commercial and industrial business that we started building eight or nine years ago.

Now we also during the course of the year bought a company called CPower. And this is all about demand response. This is paying people, effectively, in various different methodologies to reduce their power and giving them a credit that if they use less they are going to get more money.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

We call it the demand response business and through the acquisition of CPower, Constellation now nationally is the number two provider of demand response products. We think it’s important to expand the product portfolio. This is the key component of what we think is going to be a big business in America, in effect focusing on the negawatts, or the watts that are not used, as opposed to the watts that are used. And it’s a great complement to our portfolio because our customers are really interested in how do they get those bills down. How do they become more efficient? So this is a key integrated part of our portfolio now.

And then, lastly, you will see here solar power expansion. We have gone into the solar installation business in a pretty significant way and very rapidly we have built up to almost 100 megawatts of installation of solar power — solar plants. And although 100 megawatts might not sound big in the context of nuclear plants or coal plants, this is a big number in solar. These plants are —need rooftops or landscapes to install.

They are typically not big megawatt plants, but I think this represents a very interesting future for us as we become greener. We are merging with a company that is — could be considered the cleanest of all companies in America. We have become a lot cleaner and I think the power associated with being a company focused on these emerging markets and the direction of where we know we have to go, cleaner, greener is really a very exciting development for the Company.

So if I think about the 10 years here and there is I think a little magic to this chart since I selectively chose the date which I started at the Company. Just look at what this journey has actually brought to us. And during the course of the time that has elapsed from November 2001, we all know that there have been a lot of ups and downs and that it has been a journey that has had a lot of challenges to it.

And in particular for us, back in 2002 there was essentially a merchant industry collapse where a lot of companies in our industry really struggled to make it through, and many did not. Of course we had a terminated merger in ‘06 and we had the Great Recession that affected every company in America and every person in America. And we have also had a new paradigm in natural gas, the finding of new gas and in shale markets where it has really had the effect of depressing the price of natural gas, which also depresses power prices.

So all of these very tumultuous events during the past decade have had a real effect on the journey, but I am pleased to say that if we look back over these essentially nine and half years you see that Constellation Energy has gone up 117% in total shareholder return, three times the level of what the Dow Jones average has gone up, more than twice what the S&P 500 and more than — about twice what the S&P Industrial or S&P Utility Index has done.

So this has been, although an up and down journey, it has been a satisfying journey where the Company has had to take some risks as it moved out of the deregulatory phase of ‘90s. They had to make some choices and, in effect, we made some choices to grow and I think we made some choices that were wise ones for the long term that really put us in a position to marry ourselves to pursue the independence — pursue the same strategy that we have been pursuing for many years.

Now sometimes we get questions about the same choices that were made by our two other peer companies in Maryland because if you live here you probably occasionally think about investing in a Pepco or an Allegheny, and if we look at our two peers, really facing the exact same deregulatory choices back when we did deregulate in Maryland in 1999, how did we do against those two companies? And you see that each of those made different choices for themselves as well. You might recall that Pepco actually divested their generation plants.

In Allegheny’s case recently they were acquired by FirstEnergy, but I think it’s interesting to contrast again that as Constellation decided to become a national company and pursue these national growth businesses, Constellation shareholders were rewarded to the tune of 117% in total shareholder return relative to 51% for Pepco and a negative number for Allegheny.

Now the other side of the coin are those companies that are merchant peers, those companies that really decided to become all about the merchant business, and about 75% of our portfolio, our plants and activities that live in a competitive world. 25% of the Company is Baltimore Gas & Electric. Well, how did we do against the pure merchants in the business, those that elected

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

basically either to get rid of their utilities, or only pursue an independent merchant strategy or are really largely merchant like Allegheny?

And what’s really interesting about this, and this really reflects upon the tumultuousness of the decade, is that those three on the right, three bars that appear in the back of the — you can probably just visually see the three orange bars. Those companies are all companies that actually went through bankruptcy during the course of the decade and that’s how they performed out of bankruptcy.

So you see at least two of them came out of bankruptcy and then didn’t do well afterwards and one recovered pretty nicely, but again, when married against us and married against the two others that have actually went through the whole decade not going into bankruptcy, Allegheny of course has been sold and you can see Dynegy has been struggling during that period of time.

So I think on net if you are looking for comparisons to Maryland, comparisons to the merchant world, I think the good news is that we navigated pretty well through this volatility. And I think that the important decision that we made through all of this really was a decision to grow.

Now, people have a choice. Companies could decide to grow and take some risks and pursue strategies that they believe will persevere in decades ahead. And there are others that decided not to.

So here’s a chart as an example that is taking all of the companies in the universe of our business, whether they are heavily regulated or deregulated, all of the companies that have revenue between $8 billion and $15 billion. So these are all typically Fortunes or 250 type of companies.

And this is their growth rate over that period of time. Now this slide probably more than anything represents the kind of company that we became and what we pursued during the course of the decade because here you can see that Constellation grew 270% during the course of this period of time when all these other companies grew at less than 100 and in one case even a negative number.

Now with that growth you are limiting the opportunity for investment return. We took strategies that allowed us to get out and seize the high ground of the customer base that we knew the markets were going to become more competitive. And we really had sort of the key insight that customers were going to want to choose their providers. And that’s really why we pursued this while others, really many others decided to retreat back a regulated based.

Well, here’s how we did it. And I think most of you probably get a sense for all this, but this slide merely states the type of activities that we advise our customers on buying energy, managing their energy, using their energy. And within this realm we are selling gas and power, and we are making solar installations and we implement smart procurement programs. We help our customers manage energy in terms of energy risk and demand response. We have online management tools. We have mission management and reporting tools, and then when it gets down to using it just trying to help our customers become more efficient.

Energy is a big component of a household income. It’s big component of many commercial and industrial companies’ cost structure. And the more we can do to help these customers understand how to manage that usage the more powerful our advice and the more powerful our platform becomes over time. This has been the direction of the market and I think we have gone very much in the right direction.

Over the course of this time we have picked up relationships with over two thirds of the Fortune 100 companies, see some great names here. These are probably the — one of the classier Maryland names, McCormick here. We have done a lot for McCormick. We have installed solar facilities there. They have moved aggressively to be very green. They buy green power. They produce

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8

F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

it on site. They have a great sustainability program. And other great companies like Verizon, CVS, Coca Cola, Hewlett-Packard, these are companies that are all customers of ours, often in multiple states.

So during the course of this interesting decade, this shaded period where the — all these shaded elements of this map represent different kinds of things we do in different states, but as you can see we pretty comprehensively cover the landscape now because we can sell in the competitive markets, but we can also sell interesting products in markets that are considered still closed that are owned by the utilities.

But when you can win a deal like a solar installation that supplies the power for the Denver Airport, and you think of us as being where we were 10 years ago, and here we are doing big projects like that in Denver, is really a pretty exciting place to be. And this slide is — gives you some sense that we have plants in many places, but we clearly have that frontend customer business throughout the country at this point.

And as I mentioned earlier, we have grown our residential footprint and these are just regular households. This map, interestingly enough, a year ago would have had one state on it. And so you see all these sort of colored states is that through our acquisitions and through our expansion to get to that million level, and we are getting to critical mass now in the residential side. We are still experimenting with things like the cost it takes to acquire new customers, and how to serve and how to make it efficient, but this is an exciting development as you look at this that we are now expanding throughout the country in the residential realm.

This — just for a moment I wanted to mention the company that we announced this morning, StarTex, we are very excited about, a Texas-based company. It has been named as the number one fastest growing energy company in 2009 by Inc. Magazine. It has won the Better Business Bureau Pinnacle Award in 2010 and 2011, and it’s recognized by J.D. Power and Associates as having the highest customer satisfaction among all electricity retailers in Texas.

So here is a very high quality residential retailer coming into our portfolio and that’s — we welcome that family. They may even be listening in this morning and we are very excited about the addition of StarTex to the Constellation family.

Now in this world, and I see a lot of young people here who understand this stuff a lot better than some of us old timers, but we have really moved aggressively to understand how to market over the web. And this is just a glimpse of our new web design where now customers, commercial and industrial customers and residentials can actually transact with us for the first time without even talking to anybody.

And so our — the advanced tools that we provide this is linked into Twitter accounts, and Facebook and so forth that people are allowed to actually procure through us with all of the tools and intelligence they need over the Web. And this is a very advanced development and one that allows us to acquire new customers at a less expensive rate.

BGE also has had an exciting year. We continue to invest heavily in the infrastructure in Baltimore Gas & Electric. And you see here a chart that shows we are spending about $3 billion over the next four years on reliability and quality and services, a hot button in Maryland incidentally, the reliability issue.

We have had more than our fair share of storms over the last couple years and we feel that our performance rate is — has really been exceptional, but that we have to be vigilant on this and we have to keep reinvesting capital to make sure that our customers understand that we are working on their behalf. And we have a lot of very proud people in the field that bring customers back very quickly and of course we try hard to avoid having them go out of power, but when they do go out we try to respond fast.

During the course of the year we won that smart grid stimulus award of $200 million. And this was a huge victory for BGE in that we are putting smart meters in all the homes, whether you are an electric customer or gas customer. There are about two million meters that are going to be installed in the next four years. These will all have two-way intelligence. No longer are you going to have to pick up the phone and say, hey, BGE I am out of power. Do you know that? BGE will know that.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

And it’s very important that we advance into the new world that two-way communication, smart meters that are going to help people manage power within their own homes. These kind of tools are very advanced and it is going to be exciting to see how far this can go.

Now we are all standing around here 10 years from now at our combined companies’ Annual Meeting and talking about what is going on in your household, you may well have an electric car plugged in, and hopefully that is being recharged at low prices. And you may well be able to control all the things in your house remotely and this is going to be an exciting decade ahead, but it requires the implementation of a smart grid to get there.

We did during the course of the last year have our first electric and gas rate case in 17 years. And I know for our shareholders that may seem hard to believe given all the noisiness about rates, but we went a long time without a rate case. And I am very pleased to say that we believe that the rate case was very carefully deliberated on, very carefully ruled on.

And we are happy to have just the experience of going through a rate case so that we can now have a more regular progression during the course of time so we avoid any kind of rate shocks in the future that we had certainly back in that 2005/2006 period.

And the good news of course for our customers, and this is — I think everyone breathes a sigh of relief, is that the lower natural gas prices in America is having an effect on power prices and power prices are moving down. So as a consequence we were able to announce to our BGE customers that their rates are going down another 11% next year after a decline this past year.

And this is really obviously a very welcome relief in a tough economy to customers who are struggling with their bills. And we are now 24% off the top in terms of commodity prices. And this is — this really is welcome relief and we are — we have been delighted to be able to report to our BGE customers that there is a little bit of relief in sight. And this 11% decrease we believe will be very meaningful to them.

BGE is not behind the times either in terms of their website, so they just launched their website. And to just give you a flavor for how exciting this stuff really can be is that we are even connected into these Twitter accounts, so —and we monitor it. So in fact people can go to this website and check out where the outages are and what their response’s rate is going to be, perhaps to an outage, but we even are able to pick up Tweets where if someone is out there saying, hey, my power is out, we are actually monitoring this so we can actually respond and say where are you. Where are you? Just don’t tell your friends. Tell us, BGE.

And we will be able to pick that up and try to help and engage with our customers. So this is a two-way street now. And it’s amazing the advantages of social media what it can do to allow us to respond to our customers’ needs even faster.

So this two-way dialogue is going to involve, and I encourage all of you who are BGE customers, go to this website and take a look. I think you are going to be very impressed. If you have moment, switch over the Constellation website too. Maybe you might find that there’s a deal there that you can’t refuse and buy power if you are still on another supplier.

All right, I know all of you are interested in the Exelon merger. This is a — obviously an important event for the Company and this decision of course was made with respect to most importantly increasing shareholder value. And there is a substantial premium associated with the merger between Constellation and Exelon. And you probably noticed it in the lift in the stock price, but probably for those of you who I know have a great interest in the dividend is that there is going to be a doubling of the dividend because of this transaction.

And with your ownership position you will now have a 5% yield of one of the largest and steadiest customers in the entire industry. And I think that kind of security is a wonderful thing to have in play here as you not only get rewarded in the near term from a price standpoint, but also a very, very nice dividend on the resulting share ownership that you will all have.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

The strategic rationale for this merger is that we love our strategy. We think it is going to take decades to evolve this customer business, but it’s also important that we have financial strength and the physical power to back up the sales of our frontend sales business.

So when we integrate these two it really creates a much more efficient platform that we are able to sell power to our customers at the same time we have the physical power to back it up. And there are a lot of inefficiencies that get squeezed out of the system when you put these together.

It also has the additional advantage of blending three regulatory regimes or at least balancing and giving us some diversification between states. Exelon, as you may know, owns Commonwealth Edison in Chicago and PEECO in Philadelphia. And we think the lessons learned and the best demonstrated practices in the utility realm, as well as creating by far and away the largest nuclear footprint in the country, the — your merged Company will have 20% of all the nuclear output in the country, and is clearly the leader in, and thought leader in nuclear. And that’s a very exciting platform for us to be a part of as well.

But I think most of all we want to make sure that we can pursue growth on a stable platform, on one that is very complementary to ours and not be forced to retreat because of any miscellaneous type of black swan event that might happen because of regulation or legislation. So we are very excited about how these two companies together. I can say that I believe that we are culturally compatible, spent a lot of time together in the course of the last couple months getting to that point.

I think that the deal dynamics here, as I mentioned before, is the combination for all of you is a strong share premium. Now if you take today’s price there is a — during the course of the closing period, which will take about six or seven months that we will see the gap between today’s current price and the 0.93 exchange ratio against their stock price close. So there is going to be a little bit of an uplift that comes as we close the transaction. The implied value of your Constellation share right now, based on that exchange ratio is $38.77, and as I alluded to that the current dividend of $0.96 per share is going to be raised to $2.10 upon close.

For the financial technocrats out there, one of the measurements of value that we look at is the exchange ratio, how many shares of Exelon are you going to get for each share that you own of Constellation. Now that ratio is 0.93, so expect that for every one share you get or you own of Constellation you are going to get 0.93 of Exelon.

Now one of the interesting things about this is that you want to look back at, boy, if we had made that deal three months ago, or six months ago, or one year ago, or three years ago or five years ago, how would that compare in terms of what percent of the new combined Company are you getting today with this transaction relative to how you might have done three or five years ago? And I believe one of the beautiful things about this transaction is that you look at that green bar on the right, that 0.93. That green bar is higher than any average period over the course of the last several months or even one year, three year or five year.

So in effect there is a great feeling of confidence that the percent of the combined Company that we are going to own is the same as it would have been over a five-year average. And I think with all the volatility in the market it’s important to know that we are merging into a, not only a big company, but a like kind company. And I truly believe that the combination of this — and we did not do this transaction as a cash transaction, which certainly was a possibility.

We did it as a stock for stock transaction because we believe that the potential of the surviving Company really is — it is very, very strong and we want our shareholders — certainly I will be holding on to try to reap the benefits of further upside. I think the combination of both companies, which had been hurt a bit by very low power prices over the course of the last couple years, there is a great opportunity going forward for incremental value. And I think from — if you are a Constellation shareholder I think you can feel comfortable that this is a great exchange ratio relative to history and we have got a great future ahead as a combined Company.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

That company’s footprint I am not going to ask you — I know in the back you probably can’t see this slide, but here’s a map that shows sort of an extended coverage of the country, but in particular because of the increase in the generation footprint there are more dots up on this map because we will have more generation spread around the country. And it will really allow us to pursue that customer business in an even more aggressive fashion.

We are going to pursue that business, incidentally, under the Constellation brand. And the business that has been built up over the course of the last decade has really cemented Constellation as a recognizable and steady, sturdy brand. And we are going to — we are going to continue that path.

We are actually going to be running the front end of this business out of Baltimore and we are going to do it out of a brand new headquarters here in Baltimore, which I think is very exciting, but it was also an important component of the overall proposition. So we felt that it was important for our constituents in Maryland to reflect upon all the things that we care about, things like our employees, our retirees, jobs, job creations in Maryland, whether this is to the net benefit of our customers in BGE, whether it’s to the benefit of our goals in Maryland relating to efficiency, relating to the future infrastructure of electric cars, relating to a real interest in renewables.

And so the package that we are offering as we merge the two companies together, and this is a package that will be deliberated on within the Public Service Commission as they consider approving this transaction, has many benefits to Maryland and many benefits to BGE customers, including a $100 rebate to each BGE customer right off the bat after we close the transaction. And also I think over time the best demonstrated practices of these utilities together might have some benefits down the line with respect to being able to manage the business even more efficiently that we do today.

We have committed to maintaining the charitable contributions in Maryland at the same level that we have been at for, even for the next 10 years because really the intent here is to build a substantial presence, to be an important part of the Exelon family, the growth businesses, which I would include both the customer-oriented frontend, the business of fulfilling this, the sales of gas, and power and all these other new products that are put in the portfolio. That’s going to be driven here from Baltimore, as well as the renewables business. And that means excitement, growth, development opportunities for employees and we are very excited about that.

The total investment that we are offering the state incidentally is $250 million. And there is even some benefit with respect to job creation that comes from building a new building and building new renewable facilities. So I think all in all we feel very comfortable that this is something that should be well received by the state and by the city of Baltimore.

The timetable for this, as Charlie alluded to earlier, you will be getting proxy material. Sometime in the third quarter we will explain the background of the merger, and the rationale and you will have a chance to vote on the merger. And then we have a litany of regulatory approvals and that’s — we are in the business of being regulated and so there are a lot of federal approvals and state approvals. And all of those, with the absence of one have already been filed and are in process. So we are in very good shape and on time. We feel that we are in good shape to close the merger in the first quarter of 2012.

As you may recall from prior years, I always like to close this meeting on how important the communities are to us. And we try to reflect that with respect to our involvement and our charitable involvement with the communities we serve.

We continue to be the largest donor to the United Way in Maryland. Our employees are so intimately involved in so many organizations in the city and in the state. And we take that responsibility very seriously.

We joined a club that is considered the 1% club where we take the 1% of our operating income and just put it in the bucket that is going to go towards charitable activities within the states in which we operate in. And I think we have become more strategic with some of this giving. We have this great program called EcoStar where we actually put out grants to all of these smart kids and young groups that are thinking about new ideas that can help the environment.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

And these are spread around the country and some great ideas coming out of this from people who put all their energy and excitement into thinking how can we make this world better, and they need that $5,000 grant to get things going and to study.

And it’s really it’s very rewarding to watch this and it’s very rewarding for our own employees to participate in a lot of these activities. So we are — we take the job seriously and I think part of that component of our merger is to extend that very sincere interest in being a critical component of this community forward for many years to come.

So with that I will close my remarks and I will see whether any of you have any questions about any of these matters. And again, I sincerely thank you for coming this morning and listening to the story. There is a microphone available and if anyone has a question please feel free to raise your hand.

Q U E S T I O N S A N D A N S W E R S

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Great. Let’s see where the microphones are. You want to find your nearest — sir, do you want to start?

Unidentified Audience Member

Okay. I would like to know, talking about mergers, is it both companies are going to still have stock or is it just going to be in the one?

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Good question. You will have a new, basically a new single company. The parent company is going to be called Exelon and you will get shares in Exelon. So when you open up your broker statement, I don’t know — there are not too many people I think who still ask for the stock certificate itself, but if you do you would actually get a new stock certificate that has Exelon on it. Otherwise it would be held at your broker in the new name of Exelon and after the approval of the merger that would be reflected in your statements.

Unidentified Audience Member

Thank you.

Phil Mizrak—- Shareholder

What I wanted to know, Mr. Shattuck, is this.

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Could you please state your name and thank you.

Phil Mizrak—- Shareholder

Phil Mizrak, [Sowda Shares]. Look, basically from my position you and the Board, which is apparently in your pocket, are not really interested in running this Company. First, you try to merge with Florida Power & Light. Then you because of a situation,

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

and what I basically consider to be mismanagement, ended up having to sell the Company in a fire sale to Berkshire. Then you were basically bailed out by the French.

Now here you are again, in essence trying to sell what I consider the Company to Exelon for less than fair market value. Regardless of the statistics you have there, from what I understand the Company’s shares basically were at $38 basically earlier in the year without a merger. And so basically, based on all these choices that you have indicated you have made, which I consider to be bad choices, not things just happened, you have made decisions which led you to those choices and these situations, for example, gambling with the Company.

You ended up in a situation where you had to sell, almost going to bankruptcy and ended up in a situation where here you are now complaining that you did better than some companies that did go into bankruptcy. From my position, what I would like to know is since clearly you are not interested in running the Company, why don’t you just resign?

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Well, thanks for that question. I think it was a little sharper than maybe what I was expecting, but look I have run the Company for 10 years. I doubt anyone would question my loyalty and dedication to making sure that things are right here. And I am committed to the new Company.

I will be Chairman of the Board of the new Company. I will be an active employee and I very much look forward to the future we have.

I think the facts speak for themselves and, as I said, I am the first to say it has been a bit of a rocky journey and we have had a lot headwinds and a lot of challenges. The marketplace has been dynamic, but I think the most important aspect of and tone of your question that really needs to be rectified is that we are merging with a company like a lot of these companies, who have gone through the same kind of difficult landscape.

And I think that we have found a like-minded company and this is why this issue of the exchange ratio is so important because you can’t really at any point in time say, hey, this is $38 now. Why isn’t it $39 today? It really is relative, relative to the market, relative to these other companies.

And I think the beauty of this is that we have reflected on all those issues that you raised and we are making an intelligent choice about the fairness of the transaction. And I think we are all extremely confident with respect to the value creation, not only over the course of the last 10 years, but the potential value creation of owning a significant portion of this resulting Company, but no doubt we all reflect on some of the hardships of the last 10 years and the ups and downs. And but I can assure you that it’s more important to, in my own book, to stick-to-it-ness and show and show the courage and perseverance to get through tough times.

And I am very proud of the management team, very proud of the Board of Directors of making some very difficult choices during the years, and certainly some things that you might call some black swan events that no one was expecting. And that’s why I think it’s really important I think in some respects to sort of savor the end result here of where we have ended up after some of the ups and downs of during the decade. Have the next question?

Yulid Lapidus—- Shareholder

Yulid Lapidus. I have been a stockholder for more than 40 years and this is my first meeting. And I am — it was a very pretty slide show, but I certainly couldn’t relate to it and I am certainly probably not sophisticated enough to have put something like that together, but I am disappointed in the Company and disappointed in the management.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

And I am extremely disappointed in the compensation package that you all have awarded the blue suits up there, or black suits, whatever color. I think it’s unconscionable when most of the people in the room have lost about 60% from the high of the stock. I think the Board should have reduced everybody’s salary by 60% and I would have been happy.

As far as the merger, at this point I think it couldn’t be run any worse, so I am going to probably approve the merger, but I think the perception, the public perception is that you all are getting windfalls. You ran the Company very poorly, from my perspective, and I am extremely disappointed in the Board and the management of this Company. And I too, maybe not as harsh as the gentleman back there, but I think the Board just serves the rubber stamp to the management and has not acted as independently as I would like to have seen them do. Thank you very much.

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Well, I think that we expect some angst like you just expressed. And I wish I had an hour with each one of you to sort of go through the actual facts because I think some of your comments are logically a misperception of what you read and I am very proud of what is a very independent Board, by no means I can guarantee you no means a rubber stamp, and but they have made some tough decisions too.

And again, the — you have to reflect on the very complex — and we are a Fortune 200 company dealing with very complicated issues. And things don’t run smoothly. I guarantee you. We make mistakes.

I think that over the long haul you try to work with what you have and the cards that you have. And I think in the end the pride of getting to where we are today actually is very strongly felt across the entire employee base because they have worked hard to get to where we are and I think should they be paid for it?

Yes, we all — despite what you read, and the compensation is a very complicated thing, but despite what you read and all the fancy numbers, we have a very performance-based plan. Those numbers don’t necessarily get paid out. We took back bonuses in prior years and people have not made their long-term plans.

And so I think in a complicated array of subjects I think the public can be led to believe that there is certain outcomes that would take some time to explain, but I want to give you on my own sense of confidence that these items are dealt with independently. They are dealt with fairly with independent advice and I am really — I think I would hope that you would have some sense that that is done fairly, but I appreciate and sort of expected that question, so I thank you for that.

William Schafer—- Shareholder

William Schafer. What will happen to the dividend reinvestment program? And if I could make a comment, you are the right man in the right place at the right time, my opinion.

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Well, thank you, sir, for that. That’s — get — well, I got one vote of confidence here, but appreciate it. Mr. — I will always remember Mr. Schafer. And I want to ask you again — thank you, Dad.

The dividend reinvestment program, sure. I am afraid, Mr. Schafer, I don’t have the answer to that. My guess is that it probably continues, but we will in the context of does anyone in this group know, but I guess not, but a great question. And I tell you what, if you will hold around for a couple minutes at the tail end we will get the answer for you, but it would nice to have that program because it has been appreciated by a lot of our shareholders.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

Jodie Landers—- Shareholder

Hi, Jodie Landers, and have been a shareholder for, I don’t know, maybe a decade or more. It’s kind of like the Wild West out there when it comes to deregulation and switching power suppliers. And I am just curious as Constellation expands into these other markets and looks to capture more of the residential consumer market, do you think that Constellation and these other power suppliers have the responsibility to the customers to make sure that they are adequately informed of how this process works?

And I will give a good example. I switched. I am BGE shareholder, but I thought I am going to try this out and I switched to another power supplier for a short while. And then I got the Constellation advertisement and I thought it’s time to switch back because the prices were good, right?

But here’s the catch. There is no coordination between the termination of one contract and the start of another. So when I gave the notice that I am switching back to Constellation I was socked with $175 early termination fee from the other supplier.

Now I’m pretty sure that Constellation knew when I terminated the first contract, but there was no coordination. And I made the faulty, erroneous assumption that the new contract with Constellation wouldn’t start until the old contract expired.

And I’m sure that I am not the only consumer out there that is getting caught in this trap. So I guess the question is do we need more regulation, or can the Company step up to the plate and make sure that consumers are adequately informed about some of these pitfalls?

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Mr. Lander, it is a great, great question. Just one erroneous assumption you made in that sequence is that Constellation not being part of BGE didn’t know that you switched. So there being affiliate rules not allowing there to be any communication and there shouldn’t be because there are many marketers that compete against Constellation and trying to get your business.

So when you move off of Baltimore Gas & Electric they get notified by the marketer and they switch you over. Now what you raised though is a very interesting point is that the — and I have worried about the same issue is that customers have to be pretty sophisticated to understand when their term is up and when they could switch.

Now it’s also a concern of ours on the competitive side of the house because if we are trying to get somebody, acquire a new customer, we don’t know when their contract with somebody else is actually going to expire. And so the constant reminders, and direct mail and so forth is a little bit of a crap shoot to try to figure out how can you acquire a new customer when they are in the middle of another contract.

So I think over time we probably — it’s all really about customer education. Now the first item of course is there a clause in your original contract that has a termination fee in it. Some do and some don’t. And customers I think will get more familiar with that. You are probably going to get a better deal if there is a termination cost.

But I think the whole market is learning here. It’s still very new and I can see how customers will end up getting trapped a little bit in a phase where they don’t like the contract they have, and want to move and then have to keep reminding themselves when is it up so that I can move in the normal course. And that is not a regulatory issue. It’s a customer education issue, but I would say that the Public Service Commission in Maryland actually is very encouraging of these education processes and we have gone a long way.

As you know, this may be a little counterintuitive to you as shareholders, but as you will note you come in on the radio every morning and you hear Baltimore Gas & Electric encouraging you to think about choosing another supplier. Take advantage of

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

this opportunity. Well, why would they do that? Why would they tell their customers to go choose somebody else? Because is we figured out years ago that this is the right thing to do, that choice was important for our customers.

And unfortunately it is a little bit complicated. If you are getting — if you are a BGE customer for 20 years in your household there is a fear factor associated. Well, what am I really doing signing over this commodity piece to somebody else? I want to make sure that mother BGE is still taking care of me.

Well, the fact is that mother BGE is still taking of you. They are your main interface. They are taking care of the line that goes into your house and they are the ones who would be responsive when there is an outage. It’s just that you have this unique opportunity to choose a different commodity supplier, and get billed through Baltimore Gas & Electric and hopefully save some money, but I — the issue that you raised is one that I have fretted about a little bit. And I’m glad you raised it because it is something we have been thinking about is how to make sure our customers are appropriately informed about that. any other question?

Jerry Schmidt—- Shareholder

Jerry Schmidt.

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Hi, Jerry. Thank you, again, for coming. I know you have been here all 10 years that I have been here.

Jerry Schmidt—- Shareholder

Well, I know — well, you sugarcoated all that. I noticed that Mister — on CNBC Mr. Jim Cramer has you and BG&E on the public shame for many of these reasons they said, and because the dividend was cut in half.

Now on this new merger, some of the things that have me a little nervous are like we are selling for less than book value and the new company is selling for almost twice book value. So we will be at the low end of earnings and that makes nervous.

And I noticed (inaudible) that we are buying all these plants and I noticed we are selling like Wagner, Brandon Shores and Charles Crane. And why are we doing that when we are merging with a company that is big in nuclear, and even you said that now everything gets — not everything, but a lot of things are now with this cheap natural gas, with these gas generators. It used to just be used when it was 100 degrees.

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Yes. There —

Jerry Schmidt—- Shareholder

So can you explain that? And one final little thing, did Mr. Lawless pick these codes names for the merged company, Exelon, and then when the results? I can’t (inaudible) that.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

All right, lots of questions in there so let me just try to deal with each briefly. Yes, Mr. Lawless picked those names. He’s our Lead Director and we wanted to be respectful, so — I think of the questions that are most important in that list, book value is an accounting measurement. And in our business assets get written up or down based on different circumstances.

And you note in fact that the book value of our nuclear plants got written way up with respect to the EDF deal, and then had to be adjusted back down last year because of the change in power prices. So these are noncash charges. They don’t really reflect the long-term value of a plant, other than in an accounting sense.

And so you will see these book values in this industry change because of circumstances of when things were acquired and what accounting rules actually forced them to do. The more important value measurement really has more to do with cash flows and the value of future earnings streams from these assets, so I wouldn’t focus so much on that, but I understand the question because often industries are looked at with respect to where they trade on a book value basis, but in this particular case it’s not as relevant as you might think.

The divestiture issue, when we aren’t merging the two companies together there is a sensitivity that one has to have to market power circumstances. And we have a couple national regulators, FERC and DOJ in particular who go through an analysis to make sure that there is no unusual pricing power in any markets in which we operate in. And so to mitigate any possible effects of that we had to divest some of the coal plants that we had in our portfolio.

And they are good plants with good employees and they will have a — they will get a good price and they will keep operating as they are. It does help us with our overall footprint, our carbon footprint and it really more reflective directionally of where we are going.

We are full believers in nuclear. Trust me that we spend a lot of time understanding the impact of Fukushima and what the implications might be from capital costs and so forth going forward, but we are full believers in the nuclear industry. We really believe the American industry is safe, and but there are definitely learnings that are coming out of Japan of which we apply aggressively to what is obviously a large and important fleet.

So lastly, as you might recall, the tension with EDF with respect to in effect an asset that we had and our relationship on the new nuclear side got testy last year, as you might remember. I think that we were exerting the rights that we thought we had and they were on the other side of that equation. And I think the good news in all of that as shareholders is that we exited the new nuclear business by selling our half to EDF and we got through in the development of that option we have been working on intensely for five years, really without losing money on it.

And I think it was very important to us that it was not core to the strategy, but was really an option that we felt to some degree even our obligation to pursue as a fleet owner of nuclear plants is could it be feasible to build a new nuclear plant. Well, by the time we got to 2010 with gas prices very low and there being no really effective price on carbon, it because very clear that it was going to be very difficult to build a nuclear plant.

And since then many others have made the same decisions, including Exelon. And NRG the other day just exited their Texas effort and in fact took a $400 million write down, which we avoided by virtue of the way in which we approached the whole thing.

So I mention all of that is that at the time your buddy, Jim Cramer, that’s really — he — I think that he felt that our exit from new nuclear was like a reckless decision. And so he was pounding me on the decision. I think now I don’t think anyone would question the decision, but at the time it was an emotional time, and I think it was the right decision for this Company and we are happy to be in the position that we in on that. Yes ma’am?

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

Monica Jones—- Shareholder

Good morning.

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Good morning.

Monica Jones—- Shareholder

I’m Monica Jones. I’m a BGE customer and a member of Good Jobs, Better Baltimore. We are very concerned about Constellation’s proposed merger with Exelon.

We have heard executives from both companies promise that this merger will be a good thing for Baltimore, that we won’t lose jobs with the corporate headquarters moved to Chicago. But BGE customers heard promises 10 years ago that energy deregulation would bring us lower rates. Instead we are seeing our electricity bills go up faster than customers of any other big utility in America.

We believe this merger must have real protection for BG&E rate payers, not the empty promises we heard about deregulation. Plus we need to know for sure that Constellation Energy, excuse me, won’t rip even more good jobs from Baltimore City.

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Well, those — we believe in everything you just said, with one exception, which is that BGE rates are not any higher than any rates up and down the Mid-Atlantic. And we can show you charts to show that we are in the middle of the pack.

And I think that certainly I will not dispute the fact, absolutely right on the fact that we had the biggest onetime increase in rates, which was very painful for everybody, but that’s because they had been frozen for 13 years. And it’s hard to, sort of hard to digest. That is still obviously hard to digest that amongst a lot of our customers, but we did have the onetime rate increase to come to market, but at that time we were coming right back up to where Pepco was that time, and Allegheny, and PPL and all the way up the coast.

So I think it’s unfair, unfortunately, as painful as rates are generally speaking to look at it in any fashion other than to say, look, the energy complex did rise, unfortunately for everybody. The energy complex is beginning to recede and present really more affordable rates to people. We are very interested in making sure that any transaction that we did met exactly the goals that you just laid out on with respect to BGE customers, hence a substantial rebate and the potential for hopefully good rate cases ahead.

With respect to our BGE employees where we have committed not to reduce employment at BGE for the next two years, and with respect to the employee base of the rest of the Company that is in Baltimore, and this is why we work so hard to get the growth businesses, key item here, growth. The growth businesses in the surviving company to be located here to build a new regional headquarters here, I think the city is quite excited about that, a new addition to the skyline, and to make the kind of contributions to this community that is truly representative of what we know the resulting company is going to be.

And the reason I know that is because we spent a lot of time examining the relative commitment. This is a company, Exelon, that has two substantial legs of the stool in Chicago and Philadelphia. And they are treated very equally. In fact, the Board of Directors of Exelon has as many directors from Philadelphia as they have from Chicago.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

And in our deal, with respect to the new formulation, we are the third leg of the stool and we are going to have as many directors from Constellation as there are from Philadelphia and there are from Chicago. So there is a real notion here of balance because we understand that utilities are core to their communities and it’s important from the standpoint of the security of our customers at BGE, but also the security of the community and jobs.

And so other than that one issue I don’t disagree with anything you said. And all I am saying is that we are very sensitive to all those issues.

Terp Friedman—- Shareholder

If I understood you correctly that after the merger of Constellation with Exelon that 20% of the power that will be generated will be nuclear, I suppose listening to your confidence about nuclear power. I imagine the Japanese were just as confident at one time. Watching as to what is going on now in this country with hurricanes, and tornados and earthquake maybe, would it be wise to be exposed to less of a risk and look for another safer source of power?

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Well, that question is one debated around the world today. And there are risks of all kinds of power sources, obviously. And I think that the new question that has been introduced into the equation in particular is the emergency response issues to when the unbelievably unlikely event like a tsunami happens and how do you recover from that.

All nuclear plants have a, what’s called a design basis, which means that they are constructed to protect against all sorts of different probabilities of different kinds of events. And so if you happen to be in a very seismically active area it’s designed against what the expected seismic activity is, and so forth.

And that’s true in the United States and we have a very, very strong regulator in the United States that is, I would say, in a continual learning process. There is never — there is a relentless pursuit of better operating performance and better safety. And it is relentless, ever since the Three Mile accident.

So when we are trying to digest the lessons of Japan the first instinct of course is to try to understand the gap analysis between how they were built and how they operated, versus how we operate. They are a lot of differences and it’s not like — there are 440 nuclear plants in the world. They all operate with some different practices and so forth, but we want to be the best practice.

And so even though we know we have very advanced practices in the United States, we will learn some things from the Japanese aftermath. The event is still going on, incidentally, but the NRC has a very active 90-day process that will lead to some conclusions right off the bat as to where there might be some issues with it that we can make it better.

And this is really in the realm of how do you get on site power back quickly. How do you make sure that you have sort of back up available water sources from a cooling standpoint, even evacuation, emergency response? There might be some things we can do better in that realm.

So there will be some very important lessons and we will react quickly as an industry to those, but I think that on net we are very confident in the current status of the American plants and we are very confident, even more importantly, in the operating procedures of which we and I think we proceed with every day. And I think some of those distinguishing characteristics between what really happened at Fukushima and how we would have responded will come out sort of in the light of day over time.

Now just one other issue that you raised is of course with all the incredible trauma being felt through Missouri, and Alabama and some of these southern states is that it does seem like these natural disasters are happening at an increasingly frequent pace. And so but the nuclear industry in particular looks at more than just earthquakes and tsunamis.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

We have to be concerned about breaking of dams, and mud slides, and other and tornados and things and how our plants react, but of course some of these natural disasters are going to affect a — if you have a wind farm and a tornado comes and knocks all the poles down, that’s going to be wiped out too.

So the most important thing is having a system that is balanced, that has multiple sources, and not only just from an economic standpoint and a resource standpoint, but also to deal with really potential disasters that — electricity is the lifeblood of America. Nothing runs without electricity and we have to make sure that can recover fast with a balanced footprint. Thank you for that, maybe a couple more question here and then — another one in the back.

Bill Crowley—- Shareholder

All right. I’m Bill Crowley from Heritage Harbor in Annapolis and a couple weeks ago I was at the Governor’s Expo. And at the Expo you had a representative on the panel. I think he was one of your executive officers. Is he here today?

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Yes, he is.

Bill Crowley—- Shareholder

He had some wonderful questions and I was very glad to see the Governor was writing down notes on them because he appreciated the questions also. So I hope that in the future that you do help work with the panels at with the Governor because I personally like the offshore wind power, and hopefully that we can get that generated. By the way, I am the first one with solar panels in Heritage Harbor and hopefully we will get a lot more of them before we tap out on that.

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Great.

Bill Crowley—- Shareholder

And right now I am working with — I’m on the Board of Directors for the Tipton Airport and we are about to start negotiating of putting an acre of solar panels on top of our hangers. And unfortunately wind power won’t work at the airport, but the solar panels sure will. And I would appreciate that a lot more help from Constellation on getting alternate energy sources.

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Great. Well, thank you very much for those comments and we like progressive customers like yourselves. And we agree with all your comments, so thank you for that. Maybe just one more question up here to the front?

EJ Schafer—- Shareholder

Good morning.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Good morning.

EJ Schafer—- Shareholder

EJ Schafer I’m a BGE retiree. And I have no questions about our pension or healthcare now, but can you share any information about next year after the merger?

Mayo Shattuck—Constellation Energy Group—Chairman, President, CEO

Yes. I think generally, Mrs. Schafer the expectation that really does not affect the retirees, that the good news is that our pension plans are very well funded now up close to 95% on what’s called a PDO basis. And we have done a pretty careful job during the recovery from the Great Recession to make sure that the balances in those accounts are brought back to levels that everyone can feel comfortable with and, incidentally, Exelon has done the same thing.

So I think the good news in all of this is you shouldn’t consider it being a significant change, really any change with respect to the security on the retirement side, but it’s a good question. And I am sure we will be back to you with more on that as we learn a little bit more.

All right, well, thank you all very much for coming today, really appreciate it, some questions out there, but we hope that we gave you a chance to understand our story. I am going to have Mr. Berardesco come up just to conclude the meeting and we will look forward to seeing you at the vote with respect to the merger. Thank you.

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

And, Mr. Schafer, I did confirm Exelon does have a dividend reinvestment plan, the wonder of an iPad, I might add. One of my colleagues pulled that up, pulled it up right behind me. I was trying to do it to find it on the computer.

So I have gotten the report from the Inspector of Elections and we are going to report the results here. We will also be reporting these on a Form 8-K in accordance with the SEC’s new requirements.

Each of the directors designated in the proxy statement for election of the Board has been duly elected by a majority of the votes cast. PricewaterhouseCoopers has been ratified as our independent public accountants. Mr. Keon is relieved at that I am sure.

The compensation of Constellation Energy’s named executive officers has not received the advisory approval of the majority of the votes cast at today’s meeting. And the frequency of the advisory vote in the future to approve the compensation of Constellation’s executive officers, that — the receipt, the one-year receipt and the greatest number of votes, and so in the future we will submit that vote to the shareholders every year.

I believe that actually ends all the formal business today. Do I have a motion to adjourn the meeting?

Unidentified Participant

(inaudible—microphone inaccessible) — the ballots.

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F I N A L T R A N S C R I P T

May. 27. 2011 / 1:00PM, CEG—Constellation Energy Group Inc Annual Meeting of Shareholders

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

Oh, I’m sorry. We will collect those.

Unidentified Participant

(inaudible) — the ballots — (inaudible)

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

I thought they were. I apologize and we will collect them. Yes, and we will of course include those votes in the 8-K we file. Are they collected? Great, thank you. Thank you for pointing that out.

Could I have a motion to adjourn the meeting?

Unidentified Participant

I move to adjourn.

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

Is there a second? All in favor say aye.

Unidentified Speakers

Aye.

Charlie Berardesco—Constellation Energy Group—SVP, General Counsel

Thank you very much.

Operator

This does conclude today’s conference. Thank you for attending. You may disconnect at this time.

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